Exhibit 99.1

Management’s Discussion & Analysis of Financial Condition
and Results of Operations

Years ended July 31, 2009, 2008 and 2007

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements of Helix BioPharma Corp. (the “Company” or “Helix”) for the years ended July 31, 2009, 2008 and 2007 and the accompanying notes thereto, which have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and depict values that are in Canadian currency unless otherwise noted.

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements and information (collectively, “forward-looking statements”) within the meaning of U.S. and Canadian securities laws. Forward-looking statements are statements and information that are not historical facts but instead include financial projections and estimates;   statements regarding plans, goals, objectives, intentions and expectations with respect to the Company’s future business, operations, research and development; and other information in future periods. Forward-looking statements include, without limitation, statements concerning the Company’s planned development programs for Topical Interferon Alpha-2b and L-DOS47; the planned remaining pre-clinical activities for L-DOS47 and their estimated time of completion; the timing of filing of an investigational new drug submission (“IND”) or clinical trial application (“CTA”) for L-DOS47 and Topical Interferon Alpha-2b; market opportunities for the two drug candidates; the nature, design and timing of future clinical trials; the projected timing for completion of enrolment, and for study completion, of the two ongoing Topical Interferon Alpha-2b Phase II clinical trials in Europe; future expenditures; cash needs for the next 12 months and sufficiency of cash reserves and expected cash flow; future financing requirements; commercialization plans; and anticipated future revenue and operating losses.  Forward-looking statements can be identified by the use of forward-looking terminology such as  “expects”,  “plans”, “designed to”, “potential”,  “is developing”, “believe”, “intends”, “continues”, “opportunities”, “anticipated”,  “2010”, “2011”, “next”,  “ongoing”, “pursue”, “to seek”,  “objective”, “estimate”, “future”, “considering”, “projects”, “on track”, or the negative thereof or any other variations thereon or comparable terminology referring to future events or results, or that events or conditions “will”, “may”, “could”, “would”, or “should” occur or be achieved, or comparable terminology referring to future events or results.

Forward-looking statements are statements about the future and are inherently uncertain, and are necessarily based upon a number of estimates and assumptions that are also uncertain.  Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors, estimates or assumptions are applied in making forward-looking statements, including, but not limited to, patient recruitment rates for our ongoing Phase II European clinical trials; the timely and successful completion of ongoing clinical trials, GMP manufacturing and other activities leading up to our planned IND and CTA filings; the timely provision of services by third parties; future revenue and costs, and regulatory approvals.

The Company’s actual results could differ materially from those anticipated in the forward-looking statements contained in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, as a result of numerous known and unknown risks and uncertainties, including those referred to below under “Risks and Uncertainties”, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results. Such risks and uncertainties, and others affecting the Company, are more fully described in the Company’s latest Form 20-F and other reports filed with the Canadian Securities Regulatory Authorities from time to time at www.sedar.com, and with the U.S. Securities and Exchange Commission (see www.sec.gov/edgar.shtml).  Forward-looking statements and information are based on the beliefs, assumptions, opinions and expectations of Helix’s management at the time they are made, and Helix does not assume any obligation to update any forward-looking statement or information should those beliefs, assumptions, opinions or expectations, or other circumstances change, except as required by law.

Risks and Uncertainties

Helix is subject to risks, events and uncertainties, or “risk factors”, associated with being both a publicly traded company operating in the biopharmaceutical industry, and as an enterprise with several projects in the research and development stage. As a result of these risk factors, reported and forward-looking information may not necessarily be indicative of future operating results or of future financial position. The Company cannot predict all of the risk factors, nor can it assess the impact, if any, of such risk factors on the Company’s business or the extent to which any factor, or combination of factors, may cause future results or financial position to differ materially from either those reported or those projected in any forward-looking statement or information. Accordingly, reported financial information and forward-looking statements and information should not be relied upon as a prediction of future actual results. Some of the risks and uncertainties affecting the Company, its business, operations and results include, either wholly or in part, the following:

•
the Company’s need for additional capital which may not be available in a timely manner or at all and which, if not obtained, will have a material adverse impact on the Company and its ability to continue;

•
the impact of the global economic downturn and credit crisis which has negatively affected the availability and terms of debt and equity financings and may have a negative effect on our sales operations and research and development initiatives;

•
uncertainty whether an IND or CTA will be compiled or submitted for Topical Interferon Alpha-2b or L-DOS47 as currently planned or at all, or if submitted, whether the Company will be permitted to undertake human testing;

•	uncertainty whether Topical Interferon Alpha-2b or L-DOS47 will be successfully developed and marketed as a drug or at all;

•
intellectual property risks, including the possibility that patent applications may not result in issued patents, that issued patents may be circumvented or challenged and ultimately struck down, that any upcoming expiry of an issued patent, including without limitation, the expiry in 2013 of three patents issued in respect of Topical Interferon Alpha-2b, may negatively impact the further development or commercialization of the underlying technology, and that the Company may not be able to protect its trade secrets or other confidential proprietary information;

•	risks associated with potential claims of infringement of third party intellectual property and other proprietary rights;

•
research and development risks, including the fact that L-DOS47 and Topical Interferon Alpha-2b are complex compounds and the Company faces difficult challenges in connection with the manufacture of clinical batches of L-DOS47 or Topical Interferon Alpha-2b which could further delay or otherwise negatively affect the Company’s planned IND filings and clinical trials, and the risk of obtaining negative findings or factors that may become apparent during the course of research or development which may result in the discontinuation of the research or development projects;

•	partnership/strategic alliance risks;

•
Helix’s dependence on its contractors, consultants, advisors and licensees, including without limitation, contract research organizations, contract manufacturing organizations, clinical trial consultants, collaborative research consultants, regulatory affairs advisors, and others, whose performance and interdependence can critically affect the Company’s performance and the achievement of its milestones;

•
the risk that the Company’s supplier of Topical Interferon Alpha-2b may not continue to provide the Company with interferon alpha-2b or exercise its commercialization option, which could have a material adverse effect on the drug’s further development and commercialization;

•	the Company’s dependence on assurances from third parties regarding licensing of proprietary technology owned by others, including Helix’s dependence on its license of the L-DOS47 antibody;

•	the need to secure new strategic relationships, which is not assured, to commercialize L-DOS47 and any other drug candidates which may arise out of DOS47;

•	uncertainty whether the European pharmacokinetic study or the extended AGW clinical trial in Germany will be completed as planned or at all or if completed, will achieve expected results;

•
uncertainty whether the planned Topical Interferon Alpha-2b U.S. Phase II/III and European Phase III clinical trials or the L-DOS47 clinical trial referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations will be approved, undertaken or completed as planned or at all or will achieve expected results;

•
the risk that the Company’s expected timing of meeting certain objectives, including the filing of an IND and CTA for each of L-DOS47 and Topical Interferon Alpha-2b, the commencement and completion of clinical trials and receipt of anticipated regulatory approvals, may not be met in the time expected or at all;

•	the need for future clinical trials, the occurrence and success of which cannot be assured;

•
manufacturing risks, the need to manufacture to regulatory standards, uncertainty whether the manufacturing process for the Company’s drug candidates can be further scaled-up successfully or at all and the risk that clinical batches of the Company’s drug candidate may not be able to be produced in a timely manner or at all, which would have a negative effect on the timing and/or occurrence of planned clinical trials and the potential commercialization of the drug candidates;

•	the dependence of the Company’s distribution business on a few customers and a few suppliers, the loss of any of which would negatively impact the Company’s operations;

•	uncertainty of the size and existence of a market opportunity for, and market acceptance of, the Company’s products;

•	uncertainty as to availability of raw materials, and in particular, GMP grade materials, on acceptable terms or at all;

•	product liability and insurance risks;

•	the effect of competition;

•	the risk of unknown side effects;

•	the possibility that the Company will pursue additional development projects or other business opportunities;

•	the need to attract and retain key personnel;

•	government regulation, and the need for regulatory approvals for both the development and commercialization of products, which are not assured;

•	risks associated with the fact that the U.S. Food and Drug Administration (“FDA”) is not bound by its pre-IND meetings;

•	rapid technological change and competition from pharmaceutical companies, biotechnology companies and universities, which may make the Company’s technology or products obsolete or uncompetitive;

•	risks associated with claims, or potential claims, of infringement of intellectual property and other proprietary rights;

•	the risk of unanticipated expenses or unanticipated reductions in revenue, or both;

and other risk factors that are discussed under Item 3.D. – “Risk Factors” in the Company’s latest Form 20-F Annual Report, which are incorporated herein by reference, or identified in the Company’s other public filings with the Canadian Securities Administrators at www.sedar.com or with the SEC at www.sec.gov/edgar.shtml.

For all of the reasons set forth above, investors should not place undue reliance on forward-looking statements. Other than any obligation to disclose material information under applicable securities laws, the Company undertakes no obligation to revise or update any forward-looking statements after the date hereof.

Data relevant to estimated market sizes and penetration for Helix’s lead products under development are presented in this Management’s Discussion and Analysis of Financial Condition and Results of Operations. These data have been obtained from a variety of published resources including published scientific literature, websites and information generally available through publicized means. Helix attempts to source reference data from multiple sources whenever possible for confirmatory purposes. Although Helix believes the foregoing data is reliable, Helix has not independently verified the accuracy and completeness of this data.

Overview

Helix BioPharma Corp. is a Canadian biopharmaceutical company specializing primarily in the field of cancer therapy. The Company is actively developing products for the treatment and prevention of cancer based on its proprietary technologies. Helix’s product development initiatives include its L-DOS47 and Topical Interferon Alpha-2b new drug candidates. Our research and development activities are currently being financed primarily by the issuance of our common shares. Ongoing revenue consists of (i) product revenue including the distribution in Canada of Klean-Prep™ and Orthovisc® and (ii) royalty payments from Helsinn-Birex relating to its license of the Company’s Klean-Prep™ technology.

As the majority of the Company’s resources are focused on two emerging drug products in the development stage, the Company expects to incur additional losses for the foreseeable future and will require additional financial resources. The continuation of the Company’s research and development activities and the commercialization of its products is dependent upon the Company’s ability to successfully complete its research programs, protect its intellectual property and finance its cash requirements on an ongoing basis. It is not possible to predict the outcome of future research and development activities or the financing thereof. If the Company is unable to raise additional funds, there is substantial doubt about its ability to continue as a going concern and realize its assets and pay its liabilities as they become due. On September 8, 2009, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250. The Company’s management believes that the Company’s current level of cash and cash equivalents will be sufficient to execute the Company’s currently planned expenditures for the next twelve months. See Liquidity and Capital Resources below.

Discussed below is the current research and development stage of each of L-DOS47 and Topical Interferon Alpha-2b, and the next steps the Company currently plans to undertake for each drug candidate. As both drug candidates are in the early stages of development and their continued development will depend on successfully reaching a number of milestones over the next several years, it is not possible at this time to estimate costs and timing to commercial production, or whether commercial production will occur at all.

DOS47 – A broad anti-cancer therapeutic candidate

DOS47 was conceived to offer a novel approach to cancer therapy by leveraging a natural process in the body called the urea cycle, to produce an anti-cancer effect. DOS47 is based upon a naturally occurring enzyme called urease that essentially reverses the urea cycle by breaking down urea into metabolites that include ammonia and hydroxyl ions. By doing so at the site of cancerous tissues in the body, DOS47 is believed to modify the microenvironmental conditions of cancerous cells in a manner that leads to their death.

Among these theorized effects, DOS47 is believed to stimulate an increase in the pH of the microenvironment surrounding the cancerous cells, effectively reversing the acidic extra-cellular conditions that are known to be necessary for cancer cell survival. The local production of ammonia at the site of cancerous tissues is thought to readily diffuse into the cancer cells to exert a potent cytotoxic effect by interfering with their critical metabolic functions. In addition, the enzymatic action of urease at the site of cancerous cells is believed to be repetitive and sustainable due to the plentiful supply of urea that is furnished by the body. Urease is isolated by Helix’s manufacturer, BioVectra Inc. (“Biovectra”), from a naturally occurring plant, jack beans.

The Company has been awarded two DOS47 patents from the U.S. patent office, both of which will expire in 2022. As a result, Helix has patent protection covering the use of targeted DOS47-based therapeutics alone and combined with certain weakly basic chemotherapeutic drugs in adjunct treatment applications. Helix intends to pursue the development of DOS47 both as a monotherapy and as an adjunct therapy in combination with certain chemotherapeutics, with a view to maximizing its DOS47 commercialization potential.

Helix continues to explore opportunities to expand its product pipeline with new DOS47-based therapeutics pending the identification of further tumor targeting agents, such as the lung adenocarcinoma-specific antibody component of L-DOS47.

L-DOS47

L-DOS47 is the first targeted therapeutic under development based upon Helix’s DOS47 technology. Helix’s L-DOS47 is a new drug in development that offers an innovative approach to the treatment of lung cancer. L-DOS47 is designed to function by using a plant-derived compound called urease to act upon a natural substance in the body called urea in order to produce a potent cancer cell killing effect. L-DOS47 is an immunoconjugate combining the urease enzyme and a lung adenocarcinoma-specific camelid-derived single domain antibody.

We believe L-DOS47 is unique among any cancer therapeutics currently on the market today because its pharmacological effect is based on a biochemical enzyme reaction, whereby the urease compound reacts with the naturally occurring urea in a continuous manner.

In addition, L-DOS47 is designed to act in a targeted manner, affecting lung cancer cells of the adenocarcinoma type, preferentially over any other cells in the body. In order to do this, L-DOS47 applies a variation on a technology that has been used in medicines for many years. Specifically, the L-DOS47 drug molecule includes, in addition to the urease compound, a highly specialized camelid-derived single domain antibody, designed to identify an antigenic site predominantly associated with lung adenocarcinoma cells. Helix entered into a worldwide exclusive license with Canada’s National Research Council (“NRC”), through which it obtained the rights to combine this antibody with Helix’s DOS47 technology. Helix has certain royalty and milestone payment obligations pursuant to the license agreement. A patent application in respect of the antibody has been filed in Canada and the United States and as a Patent Cooperation Treaty (“PCT”) filing.

Helix has made significant progress with the L-DOS47 preclinical development program. Pharmacology studies were conducted in animals demonstrating that L-DOS47 inhibits the growth of tumors derived from a human lung adenocarcinoma cell line. In addition, pilot repeat-dose animal toxicology studies were conducted, through which L-DOS47 was well tolerated at doses within and above the dose range shown to be efficacious in the tumor growth inhibition studies. These findings are paramount in providing critical supportive evidence for an investigational new drug (“IND”) filing.

In parallel with these studies, Helix has advanced its “good manufacturing practice” or “GMP” compliant scale-up manufacturing program in anticipation of furnishing product for future clinical testing. Helix has contracted the services of three service providers to support its manufacturing program: BioVectra, for the manufacture of L-DOS47 bulk drug product, Chesapeake Biological Laboratories (“CBL”), for the purpose of vialing the bulk drug product for human clinical testing and KBI Biopharma Inc. (“KBI”) for the purposes of conducting the necessary quality control and stability batch testing programs.

During fiscal 2009, Helix completed further animal pharmacology and primate repeat-dose toxicology studies employing the services of Charles River Laboratories. As well, Helix continued to advance its scale-up, GMP manufacturing program at BioVectra and CBL, together with the analytical support of KBI, including the production of GMP engineering batches of L-DOS47. Also during fiscal 2009, Helix conducted a pre-IND meeting with the FDA through which it has gained information pertaining to FDA’s Phase I IND submission requirements for L-DOS47. Based on the pre-IND meeting stipulations, Helix has planned the remaining activities through to compiling and filing its planned U.S. Phase I and Polish Phase I/II regulatory dossiers. These activities will include, but not be limited to: (i) completion of definitive, GLP, rodent and primate, repeat-dose toxicology studies; (ii) development of additional drug substance and drug product quality control assays; (iii) the manufacture of the initial GMP clinical batch of L-DOS47; (iv) obtaining several months of real-time stability data on the product; (v) the development of the necessary clinical testing framework including study design and documentation development; and (vi) hiring the necessary contract research organizations and study support resources to execute the studies once approved. While all activities leading up to the planned U.S. Phase I and Polish Phase I/II regulatory dossier filings are progressing, the Company recently had to reject an initial GMP clinical batch due to a deviation from its established manufacturing process that caused suspected contamination during the fermentation production step. Production of the required GMP clinical batch is now scheduled to be completed by the end of the Company’s second quarter of fiscal 2010 to be followed by stability testing. The Company previously expected to file its Phase I/II regulatory dossiers before the end of its second quarter of fiscal 2010, however based on the estimated delay for completing the remaining program activities and assuming successful and timely completion of these activities, the Company now expects its U.S. Phase I and Polish Phase I/II IND/CTA filings to occur in its fourth quarter of fiscal 2010.  Achieving this revised filing target will depend on the success of all of the other remaining activities described above that are necessary prior to compiling and filing these dossiers.

Helix’s objective for the commercialization of L-DOS47 is to enter into a strategic alliance with an appropriate pharmaceutical company at some point in the future. Before doing so, Helix plans to endeavor to generate value-adding clinical findings demonstrating the safety and efficacy of L-DOS47 in patients.

Conducting the U.S. Phase I and Polish Phase I/II clinical trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital. See Liquidity and Capital Resources.

Topical Interferon Alpha-2b

Helix is developing Topical Interferon Alpha-2b for the treatment of low-grade cervical lesions and ano-genital warts (“AGW”) caused by Human Papilloma Virus (“HPV”) infections. HPV is one of the most common sexually transmitted infections, causing AGW, as well as being linked to a variety of cancers.

Helix’s Topical Interferon Alpha-2b formulation incorporates the Company’s patented Biphasix™. The BiphasixTM technology facilitates the delivery of macromolecules such as interferon alpha-2b across the surface of skin/mucosal tissues. Topical Interferon Alpha-2b is designed to deliver interferon alpha-2b therapy to the basal epidermal layer, combating HPV infections where they would otherwise cause abnormal cellular proliferation.

Human leukocyte-derived interferon alpha-2b is a well established recombinantly produced drug therapy with potent antiviral effects that is available today in injectable preparations only. Helix’s Topical Interferon Alpha-2b is intended to offer a superior cream dosage form of interferon alpha-2b, specially designed for the treatment of dermatological disease states. In addition to the use of Topical Interferon Alpha-2b as a treatment for HPV-induced cervical and ano-genital lesions, we believe that there is potential to develop the product for additional indications. Specifically, injectable interferon alpha-2b therapy has already been indicated for, or experimentally tested by others against additional widespread dermatological disease states including actinic keratosis, anal dysplasia, Kaposi’s sarcoma, basal cell carcinoma and malignant melanoma. In contrast to injectable administration, we also believe that its topical preparation could conceivably offer a superior means of delivering potent interferon alpha-2b therapy for the treatment of conditions such as these. However, the Company is not currently allocating resources to these other potential clinical indications, since we are currently directing our resources toward the treatment of HPV-induced cervical and ano-genital lesions.

In December 2000, the Company signed an agreement with Schering Corporation, a subsidiary of Schering-Plough Corporation, (“Schering-Plough”), granting it the option to obtain an exclusive worldwide license to use the Company’s Biphasix™ technology in pharmaceutical products containing interferon-alpha. Schering-Plough’s option may be exercised at any time up to 60 days following the successful completion of Phase III clinical trials. Included in the option agreement are terms for the grant of a license to Schering-Plough for the life of the associated patents, which provides for milestone payments and royalties on Topical Interferon Alpha-2b product sales.

Topical Interferon Alpha-2b (Cervical Dysplasia / LSIL)

Helix achieved positive results in 2007 from a German Phase II clinical study of Topical Interferon Alpha-2b in women with potentially precancerous low-grade squamous intraepithelial lesions (“LSIL”). Based on these findings, Helix plans to progress to large, randomized, placebo-controlled double-blind studies, so as to evaluate the product in an expanded patient population in patients with low-grade cervical lesions. Through the course of Helix’s interactions with opinion leaders and regulators in the field of women’s health while developing its Topical Interferon Alpha-2b product candidate, it has continually refined its clinical trial designs and target patient population for the clinical testing of this therapy. For the purposes of its planned U.S. Phase II/III and European Phase III IND/CTA filings, as confirmed via its recent FDA pre-IND meeting, Helix plans to study patients with HPV-positive low-grade cervical lesions, comprising a LSIL finding on Pap smear testing combined with a cervical intraepithelial neoplasia finding of CIN1 or CIN2 on colposcopy.

Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. Building upon the completed German Phase II trial, Helix is pursuing a Phase II/III designation for the U.S. trial, since there has not been any previous clinical experience with the product in North America, and a Phase III designation for the European trial. Helix intends to conduct the European trial at centers in Germany and Austria, and has completed a scientific advice meeting with the German regulatory authority, at which Helix obtained guidance concerning the Phase III CTA preparation and submission requirements for Topical Interferon Alpha-2b. Helix has also completed a pre-IND meeting with the FDA in preparation for its planned U.S. Phase II/III filing, through which further IND preparation and submission guidance was obtained for this product candidate. Based on its consultation with the regulatory authorities, Helix has planned the remaining activities through to compiling and filing its planned U.S. and European regulatory dossiers. These activities will include, but not be limited to, (i) assessing the data from a minimum of the first 12 patients and, if these results indicate further data is needed, a currently planned maximum of 28 patients completing its ongoing Phase II pharmacokinetic study; (ii) completion of its ongoing 100 Kg GMP scale-up engineering batch manufacturing program at CPL; (iii) the development of the necessary clinical testing framework including study design and documentation development; and (iv) hiring the necessary contract research organizations and study support resources to execute the studies once approved.

While the Company’s Phase II pharmacokinetic study is progressing, the rate of enrollment has been slower than originally expected. In order to enhance the patient recruitment rate, the Company intends to open additional clinical sites during the Company’s second quarter of fiscal 2010.  Assuming the patient recruitment rate improves as planned, Helix now expects it will take until the end of its third quarter of fiscal 2010 for the minimum planned number of patients (12 patients) to complete the study, and up to the end of its first quarter of fiscal 2011 for the maximum currently planned number of patients (28 patients) to do so.

On June 15, 2009, Helix had announced that its U.S. IND filing was not expected before the end of Helix’s fiscal 2010 first quarter ending October 31, 2009.  Given the anticipated timelines associated with completing remaining pre-filing activities, Helix now projects that its U.S. Phase II/III IND filing will occur, at the earliest, in its fourth quarter of fiscal 2010. Although the timing of filing the European CTA for its corresponding confirmatory Phase III trial has not yet been established, it is not expected to precede the filing of its planned U.S. Phase II/III IND.

As previously described, Helix projects that its parallel confirmatory efficacy trials for Topical Interferon Alpha-2b will require approximately a two- year period to complete, followed thereafter by the preparation and filing of marketing applications. The Company does not currently have an estimated timeline for commencement or completion of these trials. Conducting these trials will require substantial funding beyond the Company’s current resources, for which the Company continues to seek additional capital. See Liquidity and Capital Resources below.

Topical Interferon Alpha-2b (ano-genital warts (“AGW”))

Helix is also conducting a Phase II clinical trial of Topical Interferon Alpha-2b in patients with AGW at multiple centers in Sweden and Germany. This trial involves a team of investigators across multiple centers with expected enrollment of 120 patients, comparing treatment to vehicle over an examination span of four-months per patient. Helix most recently announced that over 93% of the patients sought for this trial have now been enrolled, and the trial is on track for completion of enrollment by the end of Helix’s first quarter of fiscal 2010.

The Company expects that it will need to conduct larger, double-blind trials, the timing of which have not yet been established, beyond the trial currently underway before seeking marketing authorizations for the AGW therapeutic indication. To this end, Helix is awaiting the results from the ongoing Phase II AGW trial prior to initiating further development plans for this indication.

Critical Accounting Policies and Estimates

The Company prepares its audited consolidated financial statements in accordance with Canadian GAAP. These accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

Significant areas requiring the use of estimates are the determination of the fair value of stock options granted for estimating stock-based compensation expenses, determination of useful lives and assessment of impairment in the value of long-lived assets, such as capital assets, acquired technology under development and patents, the allocation of proceeds to share purchase warrants and the determination of valuation allowance of future tax assets. In determining these estimates, the Company relies on assumptions regarding applicable industry performance and prospects, as well as general business and economic conditions that prevail and are expected to prevail. These assumptions are limited by the availability of reliable comparable data and the uncertainty of predictions concerning future events. The Company believes that the estimates and assumptions upon which it relies are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates.

Stock-Based Compensation

The Company accounts for stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees in accordance with the recommendations of The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3870, “Stock-based Compensation and other Stock-based Payments” (“Section 3870”). Section 3870 established standards for recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value based method of accounting be applied to all stock-based payments to employees and non-employees and to employee awards that are direct awards of stock, which call for settlement in cash or other assets, or are appreciation rights that call for settlement by the issuance of equity instrument. The fair value of stock options is measured at the grant date using the Black-Scholes option pricing model and the compensation cost is amortized over the options’ vesting period for employee awards and the service period for non-employee awards. Forfeitures are accounted for as they occur. An additional expense or a negative expense may be recorded in subsequent periods based on changes in the assumptions used to calculate fair value, until the measurement date is reached and the compensation expense is finalized.

Impairment of Long-Lived Assets

The Company’s long-lived assets include capital assets and intangible assets with finite lives. The Company considers a two-step process to determine whether there is impairment of long-lived assets held for use. The first step determines when impairment is recognized while the second measures the amount of the impairment. An impairment loss is recognized when the carrying amount on a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. An impairment loss is measured as the amount by which the long-lived asset’s carrying amount exceeds its fair value. To test for a measure impairment, long-lived assets are grouped at the lowest level for which identifiable cash flows are largely independent. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Company’s property and/or equipment acquired are impaired. Any resulting impairment loss could have a material adverse impact on the Company’s financial position and results of operations. Intangible asset write-downs during the 2009, 2008 and 2007 fiscal years totaled $98,000, $0 and $1,332,000, respectively.

The Allocation of Proceeds to Share Purchase Warrants

The Company allocates proceeds from the issuance of capital, which includes warrants, based on fair value. Assumptions used take into account the offering price, the intrinsic value of the warrants, the price paid for the warrants, and the offering proceeds, in order to determine the share equivalent for each series of warrant issued.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. Given the Company’s history of net losses and expected future losses, the Company is of the opinion that it is more likely than not that these tax assets will not be realized in the foreseeable future and therefore, a full valuation allowance has been recorded against these income tax assets. As a result, no future income tax assets or liabilities are recorded on the Company’s balance sheets.

Selected Annual Data

The data below is presented in accordance with Canadian GAAP and refers to Canadian Dollars, in thousands, except for share and per share data.

	Year Ended July 31, 2009	Year Ended July 31, 2008	Year Ended July 31, 2007
Statement of Operations:
Revenue
Product Revenue	$ 3,244	$ 2,952	$ 2,764
License Fees and Royalties	597	639	512
Research and Development Contracts	-	-	148
Total Revenues	3,841	3,591	3,424

Expenses
Cost of Sales	1,516	1,239	1,139
Research and Development	10,322	5,064	4,116
Operating, General and Administration	3,917	3,948	3,570
Sales and marketing	969	809	848
Amortization of Intangible Assets	12	16	159
Amortization of Capital Assets	274	254	287
Stock-Based Compensation	1,023	44	47
Interest Income, Net	(339)	(645)	(496)
Foreign Exchange Loss (Gain)	133	(327)	(9)
Impairment of Intangible Assets	98	-	1,332
Total Expenses	17,925	10,402	10,993

Loss Before Income Taxes	(14,084)	(6,811)	(7,569)
Income Taxes	(18)	(153)	(105)
Net Loss for the Period	(14,102)	(6,964)	(7,674)
Basic and Diluted Loss Per Share	(0.27)	(0.16)	(0.22)
Weighted Average Number of Shares Outstanding	52,001,636	42,469,362	35,615,335

Balance Sheet:
Working Capital	15,296	19,166	11,468
Shareholders Equity	17,063	20,522	12,734
Capital Stock	81,576	71,964	57,350
Total Assets	19,319	21,666	14,273

Revenue

Revenue consists of:

•	product revenue, including the distribution in Canada of Klean-Prep™ and Orthovisc®;

•	royalty payments from Helsinn relating to its license of the Company’s Klean-Prep™ technology; and

•
contract revenue from research and development work conducted for a third-party. The last quarter to include any contract revenue from a third-party is the quarter ended April 30, 2007. The Company currently has no existing plans to contract its research and development services out to others, and instead, is focusing its resources on the development of the Company’s L-DOS47 and Topical Interferon Alpha-2b.

Our total revenues by category are as follows:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Product Revenue	$ 3,244,000	$ 2,952,000	$ 2,764,00
License Fees and Royalty Revenue	597,000	639,000	512,000
Research and Development Contract Revenue	0	0	148,000
Total Revenue	$ 3,841,000	$ 3,591,00	$ 3,424,00

Percentage of revenue generated by two largest customers (1)	50%	55%	46%
Percentage of accounts receivable owed from two largest customers	19%	33%	29%

(1) The Company’s two largest customers are Helsinn-Birex Pharmaceuticals Ltd. (“Helsinn”), a subsidiary of Helsinn Healthcare SA, a Swiss company and McKesson Corp. (“McKesson”).

Product Revenue

Product revenue has remained consistent over the last three fiscal years with moderate growth. Product revenue consists mainly of revenue from the sale in Canada of Klean-Prep™ and Orthovisc®.

License Fees and Royalties

License fees and royalties consist of fees received from Helsinn-Birex Pharmaceuticals Ltd. (“Helsinn-Birex”) pursuant to a license agreement granting Helsinn-Birex the right to sell Klean-Prep™ and fees received from Lumera Corporation pursuant to an exclusive sub-license agreement with respect to our biochip technology.

The Company’s license arrangement with Lumera Corporation provided for certain minimum royalty payments, which were received by the Company in the third quarter of fiscal 2008. Lumera Corporation terminated this sub-license agreement effective December 19, 2008.

Research and Development Contract

Research and development contract revenue consists of payments made to the Company with respect to third-party topical formulation work on a fee-for-service basis. The Company currently does not have plans to contract our research and development services to others and is focusing its resources on the development of L-DOS47 and Topical Interferon Alpha-2b.

Our total revenues by geographic location are as follows:

Revenue (percentage of total revenues)	Fiscal 2009	Fiscal 2008	Fiscal 2007
Product Revenue	$ 3,244,000	$ 2,952,000	$ 2,764,000
Canada	94%	94%	94%
Europe	0%	0%	0%
United States	6%	6%	6%

License Fees and Royalty Revenue	$ 597,000	$ 639,000	$ 512,000
Canada	0%	0%	0%
Europe	85%	84%	100%
United States	15%	16%	0%

Research and Development Contract Revenue	$ 0	$ 0	$ 148,000
Canada	0%	0%	100%

Total Revenue	$ 3,841,000	$ 3,591,000	$ 3,424,000
Canada	80%	77%	80%
Europe	13%	15%	15%
United States	7%	8%	5%

Revenue originating outside of Canada represents license fee and royalty revenues earned by the Company’s Irish subsidiary and the licensing of technology to Lumera Corporation, a U.S. company. The preponderance of the Company’s capital assets are located in Canada.

Drug Distribution in Canada

The Company distributes the following products within several markets in Canada:

•	Orthovisc® a treatment for osteoarthritis of the knee;
•	Gastrointestinal products, including the Company’s own Klean-Prep™;
•	Imunovir™, an immune system modulating drug; and
•	Branded products and over-the-counter drugs which are available without prescription.

In February 2004, the Company signed a five year extension of its exclusive distribution agreement with Anika Therapeutic for the distribution of Orthovisc® in Canada. Subsequent to July 31, 2009, the contract was extended to March 31, 2011. In August 2009, Anika Therapeutics received marketing approval from Health Canada to market Monovisc®, for which the Company will also have exclusive distribution rights in Canada.

The Company’s contract with Newport Pharmaceuticals for the distribution of Imunovir™ in Canada was verbally renewed in December of 2003. The Company is currently in the process of formalizing a written agreement with Newport Pharmaceuticals. Revenues from Imunovir™ represent approximately 6.0% of product revenue. Either party may terminate this agreement at any time.

Cost of Sales

Cost of sales consists of all laid-down costs (sum of product and transportation costs) plus third-party warehousing, handling and distribution costs.

Research and Development

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs. Current research and development expenditures consist solely of costs related to the development of our L-DOS47 and Topical Interferon Alpha-2b products. Such expenditures vary based upon the various stages of completion that our products have achieved during a particular period.

For L-DOS47, Helix has commenced expanded animal testing and is currently in the process of developing clinical testing protocols so as to satisfy IND regulatory filing requirements and from there intends to seek approval from regulators in the U.S and Poland to commence Phase I and Phase I/II clinical studies, respectively, with the product.

For Topical Interferon Alpha-2b, the Company is working on two HPV-induced indications: low-grade cervical lesions and AGW. As it relates to the cervical indication, the Company plans to progress to large, randomized, vehicle-controlled double-blind studies, so as to evaluate the product in an expanded patient population. Helix is therefore preparing for both an IND and a CTA filing in the United States and Europe respectively. Helix’s objective is to perform two parallel confirmatory pivotal efficacy trials, requiring approximately 400 patients per trial over a two-year period, intended to support marketing authorizations. With respect to AGW, a Phase II trial is ongoing at centers in Sweden and Germany, with a view to completing patient enrollment by the end of Helix’s first quarter of fiscal 2010.

Operating, General and Administrative Costs

Operating, general and administrative costs consist of administrative wages, audit and consultancy services, insurance, and costs associated with being a public company.

Sales and Marketing

Sales and marketing expenses consist of sales related wages, commissions and marketing, advertising and promotion, regulatory fees and quality compliance associated with the Company’s product distribution business in Canada.

Amortization of Intangible and Capital Assets

Amortization of intangible assets consists of capitalized patents. Amortization of capital assets consists of normal amortization charges for furniture, scientific equipment and computers.

Stock-Based Compensation

Stock-based compensation expense consists of the ongoing amortization of compensation costs of stock options granted on June 30, 2005 and December 17, 2008, over the course of their vesting period. The June 30, 2005 stock options were fully vested by the end of fiscal 2008.

Interest Income, Net

Interest income, net, consists of interest earned from funds deposited on account with financial institutions.

Foreign Exchange Loss/Gain

Foreign exchange gain/loss consists of exchange transactions from purchases denominated in foreign currency plus foreign exchange translations associated with the Company’s integrated foreign operation in Europe which consist mainly of cash, denominated in Euro dollars.

Impairment of Intangible Assets

Intangible assets are subject to an impairment test under Canadian GAAP. When the carrying amount of the intangible assets is greater than the fair value of the intangible asset, the excess is charged to the income statement as an impairment.

Income Taxes

All income taxes paid by the Company are attributable to the Company’s operations in Ireland.

Summary of Quarterly Results (Canadian GAAP)

The following tables summarize the Company’s unaudited quarterly consolidated financial information for the previous three fiscal years. This data has been derived from the unaudited consolidated financial statements, which were prepared on the same basis as the annual consolidated financial statements and, in the Company’s opinion, include all adjustments necessary, consisting solely of normal recurring adjustments, for the fair presentation of such information.

Our revenues per quarter for the previous three fiscal years are as follows:

Revenue	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	$ 1,119,000	$ 863,000	$ 924,000	$ 935,000
Fiscal 2008	$ 885,000	$ 791,000	$ 1,018,000	$ 897,000
Fiscal 2007	$ 826,000	$ 892,000	$ 864,000	$ 842,000

The Company has generated revenues principally from two sources: product sales; and license fees and royalties. Until the third quarter of fiscal 2007, the Company also generated revenues from contract research and development.

Revenue over the last twelve fiscal quarters has been relatively stable except for the increase in the third quarter of fiscal 2008 and the first quarter of fiscal 2009. In the third quarter of fiscal 2008, the Company received a minimum royalty payment of US$100,000 from Lumera Corporation and in addition experienced higher sales of Klean-PrepTM in Canada. In the first quarter of 2009, the Company received a final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement with the Company.

Product sales consist mainly of revenue from the sale in Canada of both Klean-PrepTM and Orthovisc®.

Our net earnings (loss) per quarter for the previous three fiscal years are as follows:

Net (Loss)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($2,321,000)	($4,252,000)	($4,134,000)	($3,395,000)
Fiscal 2008	($1,644,000)	($1,526,000)	($1,139,000)	($2,655,000)
Fiscal 2007	($1,342,000)	($1,900,000)	($1,523,000)	($2,909,000)

We had no discontinued operations or extraordinary items during the previous three fiscal years.  Up to and including the first quarter of fiscal 2009, quarterly net losses remained in the range between $1,139,000 and $2,909,000. The larger fourth quarter net loss in fiscal 2007 reflects a one-time write down of intellectual property. As of the fourth quarter of 2008 (and each subsequent quarter), the net losses mainly reflect higher research and development activities. In addition, the Company incurred various one time costs in the second and third quarters of fiscal 2009 associated with the Form 20-F registration statement which was filed with the U.S. Securities and Exchange Commission (the “SEC”).

Our quarterly net loss per share (basic and diluted) for the previous three fiscal years are as follows:

Loss Per Share	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2009	($0.05)	($0.08)	($0.08)	($0.06)
Fiscal 2008	($0.05)	($0.04)	($0.03)	($0.04)
Fiscal 2007	($0.04)	($0.05)	($0.04)	($0.09)

Year Ended July 31, 2009 vs. Year Ended July 31, 2008

Results from Operations

The Company recorded a loss of $14,102,000 and $6,964,000, respectively, for the fiscal periods ended July 31, 2009 and 2008, for a loss per common share of $0.27 and $0.16, respectively.

The higher loss in fiscal 2009 mainly reflects higher research and development expenditures, stock-based compensation expense associated with stock options granted in the second quarter, lower interest income and a foreign exchange loss.

Revenues

Total revenues in fiscal 2009 were $3,841,000 and represent an increase of $250,000 or 7.0% when compared to total revenues in fiscal 2008 of $3,591,000. Product revenue contributed to the increase in revenue in fiscal 2009 when compared to fiscal 2008 and was offset slightly by a decrease in license fees and royalties.

Product Revenue

Product revenue in fiscal 2009 totalled $3,244,000 and represents an increase of $292,000 or 9.9% when compared to product revenue in fiscal 2008 of $2,952,000. Product sales of Orthovisc® grew in fiscal 2009 while Klean-Prep™ revenue remained relatively stable.

License Fees and Royalties

License fees and royalties in fiscal 2009 totalled $597,000 and represent a decrease of $42,000 or 6.6% when compared to fiscal 2008. The decrease reflects lower Klean-Prep™ royalty revenue from Helsinn-Birex which was offset by the final payment from Lumera Corporation of US$75,000 when it provided the Company with notice of termination of its sub-license agreement.

Cost of Sales

Cost of sales in fiscal 2009 and fiscal 2008 totalled $1,516,000 and $1,239,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2009 and fiscal 2008 were 46.7% and 42.0%, respectively. In addition to some foreign exchange, cost of sales was also impacted by higher distribution costs. The increase in cost of sales on a percentage basis was mainly the result of lower average sales per units sold especially for Orthovisc®. Lower pricing was offered on Orthovisc® to assist in customer retention for a scheduled launch of a new, single injection product in the first quarter of fiscal 2010.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2009 and 2008:

Research/Development Expenditures	Fiscal 2009	Fiscal 2008
DOS47	$ 4,389,000	$ 2,876,000
Topical Interferon Alpha-2b	$ 5,933,000	$ 2,188,000
Total Research and Development Expenditures	$ 10,322,000	$ 5,064,000

Research and development expenditures in fiscal 2009 totalled $10,322,000 and represent an increase of $5,258,000 or 103.8% when compared to fiscal 2008. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 52.6% and 171.2%, respectively. The increase in research and development expenditures associated with L-DOS47 are primarily related to the scale-up manufacturing program and ongoing collaborative research initiatives in anticipation of furnishing product for future clinical testing. The increase in research and development expenditures associated with Topical Interferon Alpha-2b reflect the ongoing costs for the AGW Phase II clinical trial in Sweden and Germany in addition to scale-up manufacturing costs, preparatory work and start-up of the European Phase II pharmacokinetic study in patients with low-grade cervical lesions.

Research and development expenditures in fiscal 2010 are projected to increase in the range of 45% to 60% over such expenditures in fiscal 2009 as preparations continue for the planned IND/CTA filings for a U.S. Phase I clinical study and a Polish Phase I/II clinical study for L-DOS47 and a U.S. Phase II/III clinical trial and a European Phase III clinical trial for Topical Interferon Alpha-2b (low-grade cervical lesions indication).

Operating, General and Administration

Operating, general and administration expenses in fiscal 2009 totalled $3,917,000 and represent a decrease of $31,000 or 0.8% when compared to fiscal 2008. The operating, general and administration expenditures include one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009. Other expenditures included in operating, general and administration expenditures are costs associated with the implementation of a new financial reporting system and expenditures associated with capital raising initiatives. Offsetting some of the aforementioned increases in expenditures are lower wages and benefits from the foregoing of accrued vacation days by management during the current fiscal year and lower wages and benefits due to a one-time charge relating to the resignation of the Company’s previous Chairman, and executive bonuses paid, in fiscal 2008.

Sales and Marketing

Sales and marketing expenses in fiscal 2009 totalled $969,000 and represent an increase of $160,000 or 19.8% when compared to fiscal 2008. The increase mainly reflects higher sale agent commission resulting form higher product revenues along with increased advertising and promotional expenditures.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2009 totalled $12,000 and represents a decrease of $4,000 when compared to fiscal 2008. The lower amortization expense of intangible assets was the result of the write-down of in tangible assets in the fourth quarter of fiscal 2009.

Amortization of capital assets in fiscal 2009 increased $20,000 when compared to fiscal 2008. The higher amortization expense of capital assets in fiscal 2009 is the result of higher capital acquisitions in the current fiscal year.

Stock-Based Compensation

Stock-based compensation expenses in fiscal 2009 totalled $1,023,000 and represent an increase of $979,000 when compared to fiscal 2008. The stock-based compensation expense in fiscal 2009 relates to the ongoing amortization of compensation costs of 2,070,000 stock options granted on December 17, 2008 over their vesting period. The stock options vested 25% on the date of grant and 25% at each anniversary date thereafter. The Company did not issue any stock options in fiscal 2008. The stock-based compensation expense for fiscal 2008 represents the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest Income, Net

Interest income totalled $339,000 in 2009 and $645,000 in fiscal 2008. The decrease in interest income in fiscal 2009 reflects lower interest rates earned on deposits resulting from the global financial crisis.

Foreign Exchange Loss/Gain

The Company recorded a foreign exchange loss of $133,000 in fiscal 2009 and a foreign exchange gain of $327,000 in fiscal 2008. Foreign exchange losses mainly reflect the lower Canadian dollar exchange rate relative to the U.S. dollar with the largest impact related to the second and third quarters of fiscal 2009. Also impacting the foreign exchange loss in the year is the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are used to fund clinical trials of Topical Interferon Alpha-2b in Europe.

Impairment of Intangible Assets

Impairment of intangible assets totaled $98,000 in fiscal 2009 and $nil in fiscal 2008. During the fourth quarter of fiscal 2009, the Company reviewed its capitalized intangible assets and determined that expected future cash flows may not exceed their carrying values. As a result, the carrying value of the related intellectual property became impaired and was written down.

Income Taxes

Income tax expenses totalled $18,000 in fiscal 2009 and $153,000 in fiscal 2008. Income taxes are attributable to the Company’s operations in Ireland.

Year Ended July 31, 2008 vs. Year Ended July 31, 2007

Results from Operations

The Company recorded a loss of $6,964,000 and $7,674,000, respectively, for the fiscal periods ended July 31, 2008 and 2007, for a loss per common share of $0.16 and $0.22, respectively.

Product revenue along with license fees and royalties contributed to the increase in revenue in fiscal 2008 when compared to fiscal 2007 while research and development contract revenue of $0 in fiscal 2008 was lower than fiscal 2007. The Canadian dollar’s increasing strength over the last three fiscal years moderated in fiscal 2008.

Overall expenses in fiscal 2008 were lower than in fiscal 2007. Higher interest income and foreign exchange gains in fiscal 2008 offset higher research and development expenditures and operating, general and administrative expenditures, in addition to a one time write down of intangible assets in fiscal 2007.

Revenues

Total revenues in fiscal 2008 were $3,591,000 and represent an increase of $167,000 or 4.9% when compared to total revenues in fiscal 2007 of $3,424,000. Product revenue along with license fees and royalties contributed to the increase in revenue in fiscal 2008 when compared to fiscal 2007, while research and development contract revenue of $0 in fiscal 2008 was lower than fiscal 2007.

Product Revenue

Product revenue in fiscal 2008 totalled $2,952,000 and represents an increase of $188,000 or 6.8% when compared to product revenue in fiscal 2007 of $2,764,000. Product sales of Klean-Prep™ continued to grow in fiscal 2008 and more than offset lower sales of Orthovisc® in Canada. Orthovisc® revenue now appears to be relatively stable.

License Fees and Royalties

License fees and royalties in fiscal 2008 totalled $639,000 and represent an increase of $127,000 or 24.8% when compared to fiscal 2007. The increase is mainly the result of a milestone payment from the sub-licensing arrangement of the Company’s biochip technology to Lumera Corporation. Subsequent to the end of fiscal 2008, Lumera Corporation provided notice of its termination of the sub-license agreement effective December 19, 2008 and paid the required termination payment of US$75,000.

Research and Development Contracts

Research and development contract revenue in fiscal 2008 totaled $0 and represents a decrease of $148,000 when compared to fiscal 2007. The Company completed a research and development contract in the third quarter of fiscal 2007. The Company currently has no plans to contract its research and development services out to third parties, as the Company is focusing its resources on the development L-DOS47 and Topical Interferon Alpha-2b.

Cost of Sales

Cost of sales in fiscal 2008 and 2007 totalled $1,239,000 and $1,139,000, respectively. As a percentage of product revenues, cost of sales in fiscal 2008 and 2007 were 42.0% and 41.2%, respectively. The Canadian dollar’s strength over the last three fiscal years has moderated in fiscal 2008 and was range bound during the year, reflecting slightly higher cost of sales.

Research and Development

The following table sets forth the research and development expenditures for L-DOS47 and Topical Interferon Alpha-2b during fiscal 2008 and 2007:

Research/Development Expenditures	Fiscal 2008	Fiscal 2007
DOS47	$ 2,876,000	$ 2,302,000
Topical Interferon Alpha-2b	$ 2,188,000	$ 1,814,000
Total Research and Development Expenditures	$ 5,064,000	$ 4,116,000

Research and development expenditures in fiscal 2008 totalled $5,064,000 and represent an increase of $948,000 or 23.0% when compared to fiscal 2007. L-DOS47 and Topical Interferon Alpha-2b reflect an increase of 24.9% and 20.6%, respectively. The increase in L-DOS47 research and development expenditures reflect advancing preclinical costs in preparation for pre-IND meetings and a Phase I IND filing which is anticipated to occur before July 31, 2009, being the end of the fourth quarter of fiscal 2009. The increase in research and development expenditures related to Topical Interferon Alpha-2b reflect additional costs of preparing to open additional sites in Germany for the AGW clinical trial and the expected Phase IIb/III IND/CTA filings for the LSIL clinical trial, anticipated to occur before the end of the fourth quarter of fiscal 2009.

Operating, General and Administration

Operating, general and administration expenses in fiscal 2008 totalled $3,948,000 and represent an increase of $378,000 or 10.6% when compared to fiscal 2007. Operating, general and administration expenses in fiscal 2008 reflect higher audit and consulting fees and a one time charge of $434,000 relating to the resignation of the Company’s Chairman. Offsetting these costs were lower legal fees associated with the January 2008 annual general meeting.

Sales and Marketing

Sales and marketing expenses in fiscal 2008 totalled $809,000 and represent a decrease of $39,000 or 4.6% when compared to fiscal 2007. The decrease reflects lower advertising and promotions which were offset by higher product quality and compliance costs.

Amortization of Intangible and Capital Assets

Amortization of intangible assets in fiscal 2008 totalled $16,000 and represents a decrease of $143,000 when compared to fiscal 2007. Certain intangible assets were fully amortized in fiscal 2007 and prior years, resulting in the lower amortization expense in fiscal 2008 and on a forward-going basis. Intangible assets are amortized on a straight-line basis. Amortization of capital assets in fiscal 2008 decreased marginally when compared to fiscal 2007.

Stock-Based Compensation

Stock-based compensation expenses in fiscal 2008 totalled $44,000 and represent a decrease of $3,000 when compared to fiscal 2007. The Company did not issue any stock options in fiscal 2008 and the stock-based compensation expenses during the year represent the ongoing amortization of compensation costs of stock options granted on June 30, 2005, over their vesting period.

Interest Income, Net

Interest income totaled $645,000 in fiscal 2008 and $496,000 in 2007. The increase is primarily the result of higher on hand cash balances in fiscal 2008 versus fiscal 2007.

Foreign Exchange Loss/Gain

The Company recorded a foreign exchange gain of $327,000 in fiscal 2008, which compares favourably to the foreign exchange gain of $9,000 which was realized in fiscal 2007. The Canadian dollar’s strength over the last three fiscal years moderated in fiscal 2008 while the Euro dollar appreciated against all currencies. The net assets in Europe consist mainly of cash and cash equivalents, denominated in Euro dollars and are used to fund clinical trials of the Topical Interferon Alpha-2b in Europe.

Impairment of Intangible Assets

Impairment of intangible assets totaled $0 in fiscal 2008 and $1,332,000 in fiscal 2007. The Company previously determined that expected future cash flows may not exceed the carrying value of its biochip technology and in fiscal 2007 recorded an impairment of its biochip technology.

Income Taxes

Income tax expenses totaled $153,000 in fiscal 2008 and $105,000 in fiscal 2007. Income taxes are attributable to the Company’s operations in Ireland where royalty revenue remained flat on a year over year basis.

Recent Canadian Accounting Pronouncements

Effective August 1, 2008, the Company adopted the new accounting standards that were issued by The Canadian Institute of Chartered Accountants (“CICA”): Handbook Section 1400 “General standards on financial statement presentation”, Handbook Section 1506 “Accounting Changes”, Handbook Section 1535 “Capital Disclosures”, Handbook Section 3031 “Inventories”,

Handbook Section 3862 “Financial Instruments – Disclosures” and Handbook Section 3863 “Financial Instruments – Presentation”

General Standards on Financial Statement Presentation

Section 1400 includes requirements to assess and disclose an entity’s ability to continue as going concern, as disclosed in note 2 of the consolidated financial statements. The adoption of this change did not have an impact on the Company’s consolidated financial statements.

Accounting Changes

Section 1506, Accounting Changes allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information. In addition, Section 1506: requires changes in accounting policy to be applied retrospectively unless doing so is impracticable; requires prior period errors to be corrected retrospectively; and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The adoption of this standard did not have any impact on the Company's consolidated financial statements.

Capital Disclosures

Section 1535 establishes standards for disclosing information about an entity’s capital and how it is managed. It requires the disclosure of information about: an entity’s objectives, policies and processes for managing capital; compliance with any capital requirements; and if it has not complied, the consequences of such non-compliance. The Company has included disclosures recommended by Section 1535 in note 10 of the Company’s consolidated financial statements.

Inventories

Section 3031 introduces significant changes to measurement and disclosure of inventories, including the requirement to measure inventories at the lower of cost or net realizable value, the allocation of overhead based on normal capacity, the use of a specific cost method for inventories that are not ordinarily interchangeable or goods and services produced for specific purposes, and the reversal of previous write-downs to net realizable value when there is subsequent increase in the value of inventories. Inventory carrying amounts, amounts recognized as an expense, write-downs and the reversals of write-downs are required to be disclosed. The Company’s cost of inventories is comprised of all laid down costs and are valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value. The Company adopted the standard on a prospective basis. This section did not have a material impact on the Company’s consolidated financial statements.

Financial Instruments

Section 3862 on Financial Instruments – Disclosures; and Section 3863, Financial Instruments – Presentation increase the emphasis on risk associated with both recognized and unrecognized financial instruments and how these risks are managed. Section 3863 replaces Section 3861, Financial Instruments – Disclosure and Presentation. The new disclosure requirements pertaining to these Sections are contained in note 11 of the consolidated financial statements.

Credit Risk and Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA issued EIC Abstract 173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this change did not have an impact on the Company’s consolidated financial statements.

Liquidity and Capital Resources

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, and, to a lesser extent, on interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. Since the Company does not have net earnings from its operations, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

At July 31, 2009, July 31, 2008, and July 31, 2007, the Company had cash and cash equivalents totaling $14,494,000, $19,057,000 and $11,379,000, respectively. The increase in cash and cash equivalents is the result of several private placements. In fiscal 2007, the Company completed a private placement issuing 3,650,000 units at $1.93 per unit, for gross proceeds of $7,044,500. Each unit consisted of one common share and one common share purchase warrant. The common share purchase warrants expired, unexercised on March 31, 2008. In fiscal 2008, the Company completed another private placement issuing 10,040,000 common shares at $1.68 per common share, for gross proceeds of $16,867,200. In fiscal 2009, the Company completed a private placement, issuing 6,800,000 units at $1.68 per unit, for gross proceeds of $11,424,000. Each unit consists of one common share and one-half common share purchase warrant with each whole common share purchase warrant entitling the holder to purchase, subject to adjustment, one common share at a price of $2.36 until October 1, 2011. Subsequent to the fiscal year ended July 31, 2009, the Company completed an additional private placement. On September 8, 2009, the Company completed a private placement, issuing 6,625,000 units at $2.05 per unit, for gross proceeds of $13,581,250.

At July 31, 2009, July 31, 2008 and July 31, 2007, the total number of common shares issued was 53,175,335, 46,375,335 and 36,335,335, respectively, and the Company’s working capital was $15,296,000, $19,166,000 and $11,468,000, respectively.

Based on our planned expenditures and assuming no unanticipated expenses, we estimate that our cash reserves and expected cash from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months.

The Company has no external sources of liquidity such as bank lines of credit. The Company will require future additional financing to carry out its business plan. The market for both debt and equity financings for companies such as Helix has always been challenging, and the global economic downturn and credit crisis have added further challenges. The failure to obtain financing on a timely basis may result in the Company’s having to reduce or delay one or more of its planned research, development and marketing programs and to reduce related overhead, any of which could impair the Company’s current and future value. It may also have a material adverse effect on the Company’s ability to continue as a going concern. Any additional equity financing, if obtained, may result in significant dilution to the existing shareholders at the time of such financing.

The Company may also seek additional funding from other sources, including technology licensing, co-development collaborations, and other strategic alliances, which, if obtained, may reduce the Company’s interest in its projects or products. There can be no assurance, however, that any such alternative sources of funding will be available.

Capital Expenditures

In fiscal 2010, the Company is planning to spend approximately $174,400 in capital expenditures, primarily on computers, scientific testing and processing equipment. The Company is financing these expenditures from internal cash resources and all capital equipment is located in both Canada and the United States. There have been no divestures of capital assets.

Capital expenditures made since the beginning of the Company’s last three fiscal years are as follows:

Fiscal Year	Capital Expenditures	Purpose
Fiscal 2009	$ 932,000	Purchase of Capital Assets
Fiscal 2008	$ 266,000	Purchase of Capital Assets
Fiscal 2007	$ 63,000	Purchase of Capital Assets

The majority of capital expenditures for each of the three fiscal years mainly represent manufacturing and scientific equipment in connection with third-party manufacturing of clinical supplies and research/development work for both L-DOS47 and Topical Interferon Alpha-2b.

Capital divestitures made since the beginning of the Company’s last three fiscal years have been $0.

Financial Instruments

The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values due to their short-term maturities. Financial instruments potentially exposing the Company to concentrations of credit risk consist of accounts receivable, which are limited to a large international pharmaceutical company and Canadian pharmaceutical wholesalers and pharmacies. The Company adopts credit policies and standards to monitor the evolving health care industry. Management is of the opinion that any risk of credit loss is significantly reduced due to the financial strength of the Company’s major customers. Cash and cash equivalents are invested, at times, in certain risk free interest bearing instruments of varying maturities.  Consequently, the Company is exposed to interest rate risk as a result of holding investments of varying maturities. The Company is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the Canadian dollar. The majority of the Company’s revenues are transacted in Canadian Dollars, with a portion denominated in Euros and to a lesser extent, in U.S. Dollars. Purchases of inventory are primarily transacted in U.S. Dollars while other expenses, consisting of the majority of salaries, operating costs and overhead are incurred primarily in Canadian Dollars. Research and development expenditures are incurred in both Euros and Canadian Dollars. The Company maintains net monetary asset and/or liability balances in foreign currencies and does not engage in currency hedging activities using financial instruments.

Related Party Transactions

During the 2009, 2008 and 2007 fiscal years, the Company paid $287,000, $267,000 and $255,000, respectively, to Cawkell Brodie Glaister LLP, legal counsel to the Company, for legal services rendered. Kenneth A. Cawkell, Corporate Secretary and a director of the Company, is a partner of Cawkell Brodie Glaister LLP.

The Company has identified a complete fill finish solution provider, Chesapeake Biological Laboratory in Baltimore, for the purposes of vialing bulk drug product of L-DOS47 for human clinical testing. Jack M. Kay, a director of Helix is also a director of Cangene Corporation, the parent company of Chesapeake Biological Laboratory. During the 2009, 2008 and 2007 fiscal years, the Company paid $156,000, $0 and $0, respectively to Chesapeake Biological Laboratory.

The Company is party to an agreement with Apotex, a Canadian pharmaceutical company, to identify and characterize a lead formulation for Apotex’s topical therapeutic product line. Apotex is considered a related party, as Jack M. Kay, a director of the Company, is also the President and Chief Operating Officer of Apotex. During the 2009, 2008 and 2007 fiscal years, the Company received $0, $0 and $148,000, respectively, for contracted research and development services provided to Apotex.

Effective September 2006, the Company terminated its contractual arrangement to pay Dr. Marianna Foldvari, a former director of a subsidiary company, for consulting services. Prior to September 2006, the Company paid the director $2,500 per month for consulting services.

Cash Flow

Cash used in fiscal 2009 operating activities totaled ($13,157,000) including the ($14,102,000) net loss. Significant adjustments included: stock-based compensation related to earlier stock option grants of $1,023,000; amortization of capital assets of $274,000; foreign exchange loss of $133,000; write-down of intangible assets $98,000 and ($718,000) in changes in non-cash working capital balances related to operations. On a monthly basis, the average monthly cash expenditures were approximately $1,096,000 in fiscal 2009, $583,000 in 2008, and $507,000 in 2007; the higher monthly expenditures in fiscal 2009 were primarily due to higher research and development expenditures, one time costs associated with the filing of a Form 20-F registration statement with the SEC, which became effective during the third quarter of fiscal 2009 and costs associated with the implementation of a new financial reporting system and capital raising initiatives. Cash used in fiscal 2008 ended July 31, 2008 operating activities totaled ($6,997,000) including the ($6,964,000) net loss. Significant adjustments included: amortization of capital assets of $254,000; amortization of intangible assets of $16,000; stock-based compensation related to earlier stock option grants of $44,000; foreign exchange gain of ($327,000); and ($20,000) in changes in non-cash working capital balances related to operations. Cash used in fiscal 2007 ended July 31, 2007 operating activities totaled ($6,079,000) including the ($7,674,000) net loss. Significant adjustments included: amortization of capital assets of $287,000; amortization of intangible assets of $159,000; stock-based compensation related to earlier stock option grants of $47,000; write-down of intangible assets of $1,332,000, foreign exchange gain of ($9,000); and ($221,000) in changes in non-cash working capital balances related to operations

Cash provided from financing activities in fiscal 2009, 2008, and 2007 was $9,659,000, $14,614,000 and $6,480,000 respectively. All of the cash provided from financing activities is attributable to the Company completing various rounds of private placement financings.

In fiscal 2009, the use of funds from investing activities reflected capital purchases of $932,000. In fiscal 2008, the use of funds from investing activities reflected capital purchases of $266,000. Cash provided from fiscal 2007 investing activities was $6,577,000 and predominately reflects $6,640,000 in redemptions of short-term investments. When appropriate, the Company maintains excess funds in risk free, short-term interest bearing investments and redeems these funds as required for its daily operating requirements. Also, in fiscal 2007, the use of funds from investing activities reflected capital purchases of $63,000.

As of July 31, 2009, the Company had $14,916,000 in tax loss carry-forwards which expire between fiscal 2013 and 2029. The only corporate taxes owed related to the Company’s integrated foreign subsidiary in Ireland.

Research and Development, Patents and Licenses, etc.

The Company’s primary focus is research and development of innovative products for the treatment and prevention of cancer based on its proprietary technologies. The Company currently incurs research and development expenditures solely on the development of L-DOS47 and Topical Interferon Alpha-2b.

Internally generated research costs, including the costs of developing intellectual property and registering patents, are expensed as incurred. Internally generated development costs are expensed as incurred unless such costs meet the criteria for deferral and amortization under Canadian generally accepted accounting principles. To date, the Company has not deferred any internally generated development costs.

Included in research and development expenditures are costs associated with salaries and fringe benefits, patents, consulting services, third-party contract manufacturing, clinical research organization services, leases for research facilities, utilities, administrative expenses and allocations of corporate costs.

Off-Balance Sheet Arrangements

The Company has no material off-balance sheet arrangements in place at this time.

Tabular Disclosure of Contractual Obligations

The following table depicts the Company’s contractual commitments at July 31, 2009:

	Total	<1 year	1-3 Years	3-5 Years	>5 Years
Royalty and in-licensing (1)	$150,000	$10,000	$20,000	$20,000	$100,000
Clinical Research Organizations (2)	$1,312,000	$958,000	$354,000	$0	$0
Contract Manufacturing Organizations (3)	$671,000	$671,000	$0	$0	$0
Collaborative Research Organizations (4)	$1,195,000	$934,000	$261,000	$0	$0
Purchasing (5)	$1,696,000	$935,000	$761,000	$0	$0
Operating Leases (6)	$902,000	$381,000	$326,000	$195,000	$0
Consulting Services (7)	$277,000	$277,000	$0	$0	$0
TOTALS	$6,203,000	$4,166,000	$1,722,000	$215,000	$100,000

(1)	Does not include future royalty and milestone payments.
(2)
The Company has three separate CRO supplier agreements, whereby the CRO’s will provide collaborative services related to the management of a phase II clinical trial in Sweden and Germany for Topical Interferon Alpha-2b in patients with ano-genital warts, who are positive with HPV and the phase II pharmacokinetic study in Germany.

(3)
The Company has two separate CMO supplier agreements related to the Company’s Topical Interferon Alpha-2b program.  The one CMO agreement relates to the manufacturing of clinical trial kits to support the current phase II clinical trials of patients with ano-genital wart clinical trials in Sweden and Germany and the phase II pharmacokinetic evaluation in patients with cervical dysplasia.  The second CMO agreement relates to the GMP scale-up manufacturing program in support of a planned Phase IIb and III trials in the United States and Europe respectively.  The Company has three separate CMO supplier agreements related to the Company’s L-DOS47 program, all of which are interrelated in the scale-up of L-DOS47 in preparation for human clinical trials.

(4)
The Company has one Collaborative Research master service agreement relating to the Company’s L-DOS47 program.  The nature of the services includes assay development, animal studies ongoing future clinical sample analysis.

(5)	Orthovisc® purchase commitments. The Company has inventory purchase commitments of $1,696,000 with one supplier through to March 2011.
(6)	The Company owes $902,000 under various operating lease agreements with remaining terms of up to June 2014 for office and warehouse and research premises.
(7)	The Company has entered into a consulting services arrangement for both research and development consulting services of $277,000 through fiscal 2010.

Quantitative And Qualitative Disclosures About Market Risk
The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including currency and interest rate risk), credit risk and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

Risk management (the identification and evaluation of financial risk) is carried out by the finance department, in close cooperation with management. The finance department is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

The Company does not currently have any long-term debt, not does the Company utilize interest rate swap contracts to hedge against interest rate swaps.

The Company does not use financial instruments for trading purposes and is not party to any leverage derivatives. The Company does not currently engage in hedging transactions.

Currency risk

The Company operates internationally and is exposed to foreign exchange risks from various currencies, primarily the Euro and US dollar. Foreign exchange risks arise from the foreign currency translation of the Company’s integrated foreign operation in Ireland. The net assets in Ireland consist mainly of cash and cash equivalents, denominated in Euro dollars, which are currently used to fund clinical trials of Topical Interferon Alpha-2b in Europe. In addition, foreign exchange risks arise from purchase transactions, as well as recognized financial assets and liabilities denominated in foreign currencies. The Company also receives a revenue stream from royalties denominated in Euro dollars from the licence of the Company’s Klean-PrepTM to Helsinn-Birex Pharmaceuticals Ltd., a subsidiary of Helsinn Healthcare SA, a Swiss company.

The Company’s main objective in managing its foreign exchange risk has been to maintain sufficient Euro dollars on hand to support Euro forecasted cash flows in support of ongoing clinical trials of Topical Interferon Alpha-2b in Europe as well as a hedge against purchase transactions denominated in Euro dollars. The Company has generally maintained minimal cash balances denominated in U.S. dollars due to the Canadian dollar’s appreciation against the U.S. dollar and the small amount of purchase transactions denominated in U.S. dollars. As the Company expands its research and development programs, some of these contracted services are being denominated in U.S. dollars. The Company is currently assessing its objectives, as it relates to U.S. denominated foreign exchange transactions, in light of the ongoing weakness of the U.S. dollar against the Canadian dollar and other world currencies.

Any fluctuation in the exchange rates of the foreign currencies listed above could have a significant impact on the Company’s results from operations; however, they would not impair or enhance the ability of the Company to pay its foreign-denominated expenses.

Interest rate risk

Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in interest rates, which are affected by market conditions.

The Company is exposed to interest rate risk arising from fluctuations in interest rates received on its cash and cash equivalents. The impact of interest rate fluctuations will vary as the amount of cash and cash equivalents the Company holds, changes. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct its operations on a day-to-day basis. The Company limits its investing of excess funds to risk-free financial instruments, such as Bankers’ Acceptances.

Fluctuations in the market rates of interest do not have a significant impact on the Company’s results of operations due to the relatively short term maturity of any investments held by the Company at any given point in time.

Credit risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The carrying value amount of financial assets recorded in the Company’s audited consolidated financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk. The

Company does not have a large customer base, which facilitates the monitoring of credit risk and credit standing of counterparties on a regular basis.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity by forecasting cash flow from operations and anticipated investing and financing activities. In addition, management actively reviews and approves planned expenditures.

Since inception, the Company has financed its operations from public and private sales of equity proceeds received upon the exercise of warrants and stock options, and, to a lesser extent, from interest income from funds available for investment, government grants, investment tax credits, and revenues from distribution, licensing and contract services. While the Company believes it has sufficient capital and liquidity to finance current operations through the next twelve months, the Company’s long-term liquidity depends on its ability to access the capital markets, which depends substantially on the success of the Company’s ongoing research and development programs.

Recent Canadian Accounting Pronouncements Not Yet Adopted

International Financial Reporting Standards (“IFRS”)

In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011. The Company's first annual IFRS financial statements will be for the year ending July 31, 2011 and will include the comparative period of fiscal 2010.

The Company is completing a preliminary assessment of the accounting and reporting differences under IFRS as compared to Canadian GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. As this assessment is finalized, the Company intends to disclose such impacts in its future consolidated financial statements.

In the period leading up to the changeover, the AcSB will continue to issue accounting standards that are converged with IFRS, thus mitigating the impact of adopting IFRS at the changeover date. The International Accounting Standards Board will also continue to issue new accounting standards during the conversion period and as a result, the final impact of IFRS on the Company's consolidated financial statements will only be measured once all the IFRS applicable at the conversion date are known.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, Business Combinations, which replaces the existing standards. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition-related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date. This standard is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, Consolidated Financial Statements, which replaces the existing standards. This section establishes the standards for preparing consolidated financial statements and is effective for the Company on August 1, 2011. Earlier adoption is permitted. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, Non-controlling Interests, which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination, and is effective for the Company on August 1, 2011. The Company is currently assessing the impact this standard will have on its consolidated financial position and results of operations.

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064, Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets, and is effective for the Company on August 1, 2009. The Company is currently assessing the impact of this section on its consolidated financial position and results of operation.

Financial Instruments – Disclosures

In June 2009, the CICA amended Section 3862, Financial Instruments - Disclosures (“Section 3862”), to include additional disclosure requirements about fair value measurement for financial instruments and liquidity risk disclosures. These amendments require a three level hierarchy that reflects the significance of the inputs used in making the fair value measurements. Fair value of assets and liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Assets and liabilities in Level 2 include valuations using inputs other than the quoted prices for which all significant inputs are based on observable market data, either directly or indirectly. Level 3 valuations are based in inputs that are not based on observable market data. The amendments to Section 3862 are effective for the Company on August 1, 2009.

Outstanding Share Data

On the date of this filing, the Company had outstanding 59,800,335 common shares; warrants to purchase up to 10,025,000 common shares; and incentive stock options to purchase up to 3,564,000 common shares.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure. As at July 31, 2009, the Chief Executive Officer and the Chief Financial Officer evaluated the effectiveness of our disclosure controls and procedures (as this term is defined in the rules adopted by Canadian securities regulatory authorities and the United States Securities and Exchange Commission).

Based on this evaluation, the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) have concluded that, as at July 31, 2009, due to the material weaknesses in internal controls over financial reporting, as set out below, the Company’s disclosure controls and procedures  are not effective in providing reasonable assurance that all material information required to be publicly disclosed by a public company is gathered and communicated to management, including the certifying officers, on a timely basis so that the appropriate decisions can be made regarding public disclosure.

Management has specifically identified material weaknesses described in the “Management’s Annual Report on Internal Control over Financial Reporting” section below.

Management believes, based on its knowledge, that (i) this report does not contain any untrue statements of a material fact or omit to state a material fact necessary to make the statements not misleading, in light of the circumstances under which they were made, with respect to the period covered by this report and, (ii) the financial statements, and other financial information included in this report, fairly present in all material respects our financial condition, results of operations and cash flows at, and for, the periods presented in this report.

Management’s Annual Report on Internal Control over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles and the requirements of the Securities and Exchange Commission in the United States, as applicable. Management is responsible for establishing and maintaining adequate internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements and/or fraud. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and operating effectiveness of internal controls over financial reporting as at July 31, 2009. In making this assessment, we used the criteria set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this assessment, management concluded that internal control over financial reporting was not operating effectively as of July 31, 2009.  Management has identified the material weaknesses noted below:

(i)
The Company has insufficient personnel with an appropriate level of technical accounting knowledge, experience and training to ensure complex and non-routine transactions are accounted for in accordance with GAAP.  This control deficiency, which is pervasive in nature, creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

(ii)
The Company does not have a sufficient number of personnel to enable effective segregation of duties over the preparation of financial statements and related note disclosures. Specifically, all complex and non-routine accounting and taxation matters are handled directly by the CFO, with no other internal review, as there are no other senior executives who have significant financial accounting or taxation background, and therefore, may not have the necessary knowledge or skill to perform a detailed review of the CFO’s work.   In addition, certain other personnel with financial transaction initiation and reporting responsibilities had incompatible duties that allowed for note disclosures without adequate independent review.  This control deficiency, which is pervasive in nature, did result in adjustments to note disclosures in the financial statements and creates a reasonable possibility that a material misstatement of the interim and annual financial statements would not have been prevented or detected on a timely basis.

The above control deficiencies, which are pervasive in impact, resulted in adjustments to the financial statements, which on their own and in total were not material in nature.  Nevertheless, there is a reasonable possibility that a material misstatement of the annual financial statements would not have been prevented or detected on a timely basis.

Changes in Internal Control over Financial Reporting and Future Remediation Plans

During the second half of fiscal 2009, the Company hired a Controller as a stepped solution to deal with the issue associated with absolute segregation of duties.

Any future changes in either the number or level of in-house technical expertise, to address all possible complex and non-routine accounting transactions, will be dependant upon the growth, complexity and stage of development of the Company’s operations.

Management will continue to review internal controls and procedures and, if appropriate, implement changes to its current internal control processes in an attempt to reduce or eliminate material weaknesses in the future.

Additional Information

Additional information relating to the Company, including our Annual Information Form in the form of a Form 20-F for the Company’s fiscal year ended July 31, 2009, is available on SEDAR at www.sedar.com and on the SEC website at www.sec.gov/edgar.shtml.

Dated October 20, 2009